MORGAN, LEWIS & BOCKIUS LLP

ONE FEDERAL STREET

BOSTON, MASSACHUSETTS 02110

December 21, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Pioneer Series Trust X

Post-Effective Amendment to Registration Statement on Form N-1A

File Nos. 333-89354; 811-21108

Ladies and Gentlemen:

This letter is to respond to comments we received from Mr. Ryan Sutcliffe of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) regarding Post-Effective Amendment No. 52 to the Registration Statement on Form N-1A of Pioneer Series Trust X (the “Registrant”), with respect to its series Pioneer Corporate High Yield Fund (formerly, Pioneer Dynamic Credit Fund (the “Fund”). Following are the Staff’s comments and the Registrant’s responses thereto:

1. Comment:	The Staff requested that the Registrant attach to the response a redline reflecting disclosure revised in response to a comment from the Staff.

Response:	Attached to the response as Appendix A, please find a redline reflecting disclosure revised in response to a comment from the Staff.

2. Comment:	The Staff requested that the Registrant complete all bracketed or incomplete information in the Registrant’s post-effective amendment pursuant to Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) with respect to the Fund. The Staff requested that Registrant also complete all bracketed or incomplete information in the redline provided with the response to the Staff’s comments to permit the Staff to review such information sufficiently in advance of the Rule 485(b) filing.

Response:	The Registrant confirms that all bracketed or incomplete information will be completed in the Registrant’s Rule 485(b) filing. In addition, attached to this response as Appendix A is a redline in which all bracketed or incomplete information has been completed.

3. Comment:	The Staff noted that footnote 2 to the fee table indicates that the Fund’s management fee has been restated to reflect current fees. The Staff requested that the Registrant explain in its response why the Fund’s management fee has been restated.

Response:

The Registrant notes that the Fund’s management fee has been restated in connection with the reorganization of the Fund (formerly known as Pioneer Dynamic Credit Fund) with Pioneer Corporate High Yield Fund (the “Reorganization”). The Registrant notes that, upon the consummation of the Reorganization on September 25, 2020, the management fee rate payable by the Fund was lowered to 0.50% of the Fund’s average daily net assets up to $1 billion and 0.45% of the Fund’s average daily net assets over $1 billion, as reflected in the fee table. The Registrant notes that, prior to the Reorganization, the management fee rate payable by the Fund was equal to 0.70% of the Fund’s average daily net assets up to $1 billion and 0.65% of the Fund’s average daily net assets over $1 billion.

4. Comment:	The Staff requested that the Registrant confirm in its response that the adviser has no ability to recoup any amounts waived or expenses reimbursed under the contractual expense limitation arrangement discussed in footnote 4 to the fee table.

Response:	The Registrant confirms that the adviser has no ability to recoup any amounts waived or expenses reimbursed under the contractual expense limitation arrangement discussed in footnote 4 to the fee table.

5. Comment:	The Staff noted that the Registrant states that the Fund invests in securities of any maturity and duration. The Staff requested that the Registrant include in the disclosure a brief explanation of maturity and duration.

Response:	The Registrant will revise the disclosure referenced by the Staff as follows to address the Staff’s comment:

The Fund invests in securities of any maturity and duration. The maturity of a fixed income security is a measure of the time remaining until final payment on the security is due. Duration seeks to measure the price sensitivity of a fixed income security to changes in interest rates. Unlike maturity, duration takes into account interest payments that occur throughout the course of holding the bond. The longer a portfolio’s duration, the more sensitive it will be to changes in interest rates. For example, if the Fund has a two year duration, then all other things being equal, the Fund will decrease in value by two percent if interest rates rise one percent. The assumptions that are made about a security’s features and options when calculating duration may prove to be incorrect. Duration is calculated by the adviser, is not an exact measurement and may not reliably predict the Fund’s or a particular security’s price sensitivity to changes in yield or interest rates.

6. Comment:	The Staff requested that the Registrant review the Fund’s principal investment strategy disclosure with regard to Rule 421(d) under the 1933 Act and avoid references to highly technical business terms in the disclosure. The Staff specifically noted that the Registrant states that the Fund’s investments may include instruments that allow for negative amortization payments, but requested that the Registrant review the principal investment strategy disclosure as a whole to confirm that plain English is used throughout.

Response:	The Registrant will revise the Fund’s principal investment strategy disclosure to explain in plain English what it means by balloon payments and negative amortization payments to address the Staff’s comment:

The Fund’s investments in mortgage-related securities may include instruments, the underlying assets of which allow for balloon payments (where a substantial portion of a mortgage loan balance is paid at maturity, which can shorten the average life of the mortgage-backed instrument) or negative amortization payments (where as a result of a payment cap, payments on a mortgage loan are less than the amount of principal and interest owed, with excess amounts added to the outstanding principal balance, which can extend the average life of the mortgage-backed instrument).

7. Comment:	The Staff stated that, if the Fund invests, or expects to invest, in contingent convertible securities, the Fund should consider what, if any, disclosure is appropriate. The Staff noted that the type and location of such disclosure will depend on, among other things, the extent to which the Fund invests in contingent convertible securities and the characteristics of such contingent convertible securities, for example, the securities’ credit quality and conversion triggers. The Staff noted that if contingent convertible securities are or will be a type of investment, the Registrant should provide a description of such securities and appropriate risk disclosure. The Staff requested that if the Fund presently invests in contingent convertible securities, the Registrant should provide in its response the amount and percentage of the Fund’s net assets represented by contingent convertible securities.

Response:	The Registrant notes that the Fund does not currently invest in, and has no current plans to invest in, contingent convertible securities. Accordingly, the Registrant respectfully submits that no change to the disclosure is required.

8. Comment:	The Staff requested that the Registrant include the Fund’s financial highlights in the Registrant’s post-effective amendment pursuant to Rule 485(b) under the 1933 Act with respect to the Fund, and in the redline provided with the response to the Staff’s comments.

Response:	The Registrant confirms that it will include the Fund’s financial highlights in the Registrant’s post-effective amendment pursuant to Rule 485(b) under the 1933 Act with respect to the Fund. In addition, the Fund’s financial highlights are included in the redline attached to this response as Appendix A.

9. Comment:	The Staff requested that the Registrant revise the Fund’s fundamental policy regarding concentration in accordance with Section 8(b)(1) of the Investment Company Act of 1940 (the “1940 Act”) and Item 16(c)(1)(iv) of Form N-1A to provide that the Fund may not make any investment if, as a result the Fund’s investments will be concentrated in any one industry or group of industries.

Response:	The Registrant acknowledges the Staff’s comment. The Registrant notes that it believes that the Fund’s policy addresses the requirements of Section 8(b)(1) of the 1940 Act. The Registrant also notes that the formulation of the Fund’s concentration policy is consistent with the formulation adopted by the other funds in the Pioneer fund family and has been reviewed by the Staff on multiple occasions, including prior to the submission of the policy to shareholders of various Pioneer funds for approval.

10. Comment:	The Staff requested that the Registrant revise the disclosure regarding each Assistant Treasurer to clarify the officer’s principal occupation for the last five years.

Response:	The Registrant has revised the disclosure regarding each Assistant Treasurer to clarify the officer’s principal occupation for the last five years, as follows:

Luis I. Presutti: Director – Fund Treasury of Amundi Pioneer since 1999; and Assistant Treasurer of all of the Pioneer Funds since 1999.

Gary Sullivan: Senior Manager – Fund Treasury of Amundi Pioneer since 2012; and Assistant Treasurer of all of the Pioneer Funds since 2002.

Antonio Furtado: Fund Oversight Manager – Fund Treasury of Amundi Pioneer since 2020; Assistant Treasurer of all of the Pioneer Funds since 2020; and Senior Fund Treasury Analyst from 2012 -2020.

11. Comment:	The Staff requested that the Registrant identify the Fund’s independent registered public accounting firm in the Registrant’s post-effective amendment pursuant to Rule 485(b) under the 1933 Act with respect to the Fund, and in the redline provided with the response to the Staff’s comments.

Response:	The Registrant confirms that it will identify the Fund’s independent registered public accounting firm in the Registrant’s post-effective amendment pursuant to Rule 485(b) under the 1933 Act with respect to the Fund. In addition, the Fund’s independent registered public accounting firm is identified in the redline attached to this response as Appendix A.

12. Comment:	The Staff requested that the Registrant correct the hyperlink included in Item 17 in the Registrant’s post-effective amendment pursuant to Rule 485(b) under the 1933 Act to link to the Fund’s financial statements and financial highlights for the fiscal year ended August 31, 2020.

Response:	The Registrant confirms that it will correct the hyperlink included in Item 17 in the Registrant’s post-effective amendment pursuant to Rule 485(b) under the 1933 Act with respect to the Fund to link to the Fund’s financial statements and financial highlights for the fiscal year ended August 31, 2020.

13. Comment:	The Staff requested that the Registrant complete the share ownership information in Item 18 in the Registrant’s post-effective amendment pursuant to Rule 485(b) under the 1933 Act with respect to the Fund, and in the redline provided with the response to the Staff’s comments.

Response:	The Registrant confirms that it will complete the share ownership information in Item 18 in the Registrant’s post-effective amendment pursuant to Rule 485(b) under the 1933 Act with respect to the Fund. In addition, share ownership information is included in the redline attached to this response as Appendix A.

14. Comment:	The Staff requested that the Registrant update all of the Trustee ownership information in Item 18 as of December 31, 2019 in the Registrant’s post-effective amendment pursuant to Rule 485(b) under the 1933 Act with respect to the Fund, and in the redline provided with the response to the Staff’s comments.

Response:

The Registrant confirms that it will update all of the Trustee ownership information in Item 18 as of December 31, 2019 in the Registrant’s post-effective amendment pursuant to Rule 485(b) under the 1933 Act with respect to the Fund. In addition, updated Trustee ownership as of December 31, 2019 is included in the redline attached to this response as Appendix A.

Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

Sincerely,

/s/ Jeremy Kantrowitz
Jeremy Kantrowitz

Appendix A